

Mail Stop 4631

August 26, 2009

Mr. Daryl K. Holcomb
Vice President, CFO and Controller
Ronson Corporation
3 Ronson Road, P.O. Box 3000
Woodbridge, NJ 07095

      RE: **Form 10-K for the fiscal year ended December 31, 2008**
               Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009
               File No. 1-1031

Dear Mr. Holcomb:

      We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Financial Condition, page 20

2. Your credit facility agreement contains covenants that require you to maintain certain financial ratios, among other restrictions. You disclose that you were in not in compliance with covenants requiring you to maintain minimum net income, net cash flow and tangible net worth. You also failed to obtain certain waivers and other agreements with third parties required under the credit facility and failed to meet certain financial reporting due dates. In addition, as a result of cross-default provisions in your mortgage loan, the events of default under your credit facility are an event of default under your mortgage loan. You also entered into a forbearance agreement under which your lender has agreed not to assert existing events of default under your credit facility through November 30, 2009. As such, please disclose in future filings the specific terms of any material debt covenants in your debt agreements. Please also disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date for any material covenants. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please also show the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. Please show us in your supplemental response what the revisions, if any, will look like. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Critical Accounting Policies, page 24

Impairment of Long Lived Assets, page 25

3. In the interest of providing readers with a better insight into management's judgments in accounting for long-lived assets, please consider disclosing the following in future filings:
    *   A qualitative and quantitative description of the material assumptions used when evaluating long-lived assets for impairment and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
    *   If applicable, how the assumptions and methodologies used for valuing long-lived assets in the current year have changed since the prior year highlighting the impact of any changes. Specifically, address the impact, if any, that resulted from your decision to enter into agreements to sell substantially all assets held by your two reportable segments.

Item 9A(T) – Controls and Procedures, page 28

4. You appear to define disclosure controls and procedures as those controls and procedures that are designed to ensure that material information related to you would be made known to your officers and would provide reasonable assurance that they will meet their objectives. This is an incomplete definition of disclosure controls and procedures per Exchange Act Rules 13a-15(e) and 15d-15(e). Please revise your definition to clarify that disclosure controls and procedures are designed to ensure that information required to be disclosed in your filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. In addition, your disclosure should also clarify that disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

Item 15 – Exhibits and Financial Statement Schedules, page 42

Note 4 – Long-Term Debt, page 62

5. Your creditors entered into several modifications of your debt instruments relating to a number of financial ratios and other debt covenants on various dates. You also disclose on page 21 of your December 31, 2008 Form 10-K and page 18 of your June 30, 2009 Form 10-Q that you ultimately entered into a forbearance agreement with Wells Fargo on March 30, 2009. Based upon your disclosure in the June 30, 2009 Form 10-Q, it appears that the forbearance agreement with Wells Fargo now extends until November 30, 2009, but it could terminate earlier if you breach the forbearance agreement, an additional event of default occurs under the loan agreements and/or other events occur or do not occur. In addition, the Capital One loan contains cross-default provisions. Please tell us how you applied the guidance in EITF 86-30 in determining that a portion of your loan balances as of December 31, 2008 should appropriately be classified as long-term. Please also separately address your classification of a portion of the loan balances as long-term as of June 30, 2009.

Exhibit 31 – Certifications

6. Please amend your December 31, 2008 Form 10-K, as well as your March 31,
2009 and June 30, 2009 Forms 10-Q, to provide the certifications of Section 302
of the Sarbanes-Oxley Act of 2002 that conform to the language in Item
601(B)(31) of Regulation S-K.   Specifically, please:
   • Include in your certifications in the December 31, 2008 Form 10-K and the
   March 31, 2009 and June 30, 2009 Forms 10-Q the phrase, "and internal
   control over financial reporting (as defined in Exchange Act Rules 13a-15(f)
   and 15d-15(f))" in the introduction for paragraph 4;
   • Include in your certifications in the December 31, 2008 Form 10-K and the
   June 30, 2009 Form 10-Q paragraph 4(b) regarding the design of your internal
   control over financial reporting; and
   Please note that the Form 10-K/A and subsequent Forms 10-Q/A can solely
   include the cover page, explanatory note, signature page, and Items 1, 2, 4, and 5
   of the certifications. Please ensure that the revised certifications refer to the Form
   10-K/A and Forms 10-Q/A and are currently dated. Refer to Section 246.13 of
   the Division of Corporation Finance - Compliance and Disclosure Interpretations
   of Regulation S-K, which can be found at
   http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2009

General

7. Please address the above comments in your interim filings as well, as applicable.

Item 1 – Financial Statements, page 3

Note 10 – Discontinued Operations, page 15

8. Please disclose the carrying amounts of the major classes of assets and liabilities
included as part of discontinued operations for each period presented. Please also
disclose the amounts of revenue reported in discontinued operations for each
period presented. See paragraphs 47(a) and (c) of SFAS 144.

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 15

Results of Operations, page 15

9. You now include both of your segments within discontinued operations and
discuss your results of continuing operations and discontinued operations. Please

enhance your disclosure of discontinued operations to discuss the business reasons for the changes between periods in the significant line items of each of your segments. At a minimum, you should discuss the changes in revenue, material expenses and income (loss) for each segment. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. See Item 303(a)(3) of Regulation S-K.

Financial Condition, page 17

10. You disclose that consummation of the transactions to sell your aviation business and your consumer products business are subject to various events. Please enhance your disclosure to discuss when each of these events is expected to occur. Further, please also disclose any changes in those expectations, due to delays or for other reasons, and disclose what the new expected date for the event to occur is. You should also update your disclosure to disclose when each event actually does occur.

Item 4T – Controls and Procedures, page 21

11. You have included management's report on internal control over financial reporting in your Form 10-Q. Management's report on internal control over financial reporting need only be included in your Forms 10-K.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief